SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 4)*

PennyMac Mortgage Investment Trust
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

70931T103
(CUSIP Number)

December 31, 2012
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70931T103	13G/A	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,542,000 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,542,000 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,542,000 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.01%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 70931T103	13G/A	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,542,000 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,542,000 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,542,000 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.01%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 70931T103	13G/A	Page 4 of 6 Pages

This Amendment No. 4 (this “Amendment”) amends the statement on Schedule 13G filed on August 11, 2009 (the “Original Schedule 13G”), as amended by Amendment No. 1, filed on February 12, 2010, as further amended by Amendment No. 2, filed on February 14, 2011, as further amended by Amendment No. 3, filed on February 14, 2012 (the Original Schedule 13G as amended, the “Schedule 13G”), with respect to the common shares of beneficial interest, $0.01 par value (the “Common Shares”), of PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (the “Company”).  Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4(a), and 4(b) in their entirety as set forth below.

Item 2(a).	NAME OF PERSON FILING:
Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: State of Delaware

(ii)	Glenn Dubin c/o Highbridge Capital Management, LLC 40 West 57th Street, 33rd Floor New York, New York 10019 Citizenship: United States

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Highbridge International LLC, Highbridge Long/Short Institutional Fund, Ltd., Highbridge Long-Term Equity Master Fund, L.P., and Highbridge Long/Short Equity Master Fund, L.P. are no longer Reporting Persons.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge Capital Management, LLC, as trading manager of Highbridge International LLC, Highbridge Long/Short Institutional Fund, Ltd., Highbridge Long-Term Equity Master Fund, L.P., and Highbridge Long/Short Equity Master Fund, L.P. (collectively, the “Highbridge Funds”) may be deemed to be the beneficial owner of the 3,542,000 Common Shares held by the Highbridge Funds and (ii) Glenn Dubin, as the Chief Executive Officer of Highbridge Capital Management, LLC, may be deemed to be the beneficial owner the 3,542,000 Common Shares held by the Highbridge Funds.

CUSIP No. 70931T103	13G/A	Page 5 of 6 Pages

(b)           Percent of class:

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 58,904,431 Common Shares issued and outstanding as of November 7, 2012, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012, filed with the Securities and Exchange Commission on November 9, 2012.  Therefore, as of the date hereof, based on the Company’s outstanding Common Shares, each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own approximately 6.01% of the outstanding Common Shares of the Company.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the Common Shares held by the Highbridge Funds.  In addition, Glenn Dubin disclaims beneficial ownership of the Common Shares held by each of the Highbridge Funds.

CUSIP No. 70931T103	13G/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2013

HIGHBRIDGE CAPITAL MANAGEMENT, LLC By: /s/ John Oliva Name: John Oliva Title: Managing Director	/s/ Glenn Dubin GLENN DUBIN